
CANDLEWOOD HOTEL

HOSPITALITY PROPERTIES TRUST

2001 Annual Report




HPT

HOSPITALITY PROPERTIES TRUST

The Company

Hospitality Properties Trust (HPT) is a real estate investment trust (REIT) formed under the laws of the State of Maryland. Qualification as a REIT under the Internal Revenue Code enables the Company to distribute income to shareholders without federal income tax liability to the Company. The Company invests in income producing hotel real estate, particularly full service, upscale limited service, extended stay and all-suite hotels.

At March 20, 2002, the Company had real estate investments totaling $2.6 billion in 230 properties located in 37 states. The properties include three Marriott Hotels, Resorts and Suites®, 71 Courtyard by Marriott®, 37 Residence Inn by Marriott®, 12 Wyndham®, 24 AmeriSuites®, 15 Summerfield Suites by Wyndham®, 36 Candlewood Suites®, 18 Homestead Studio Suites®, 12 TownePlace Suites by Marriott® and two SpringHill Suites by Marriott® hotels. The portfolio provides geographic diversity and market segment diversity as these hotels operate in the full service, upscale limited service, extended stay and all-suite hotel segments.



Location of HPT Properties

On average, comparable HPT hotels outperform the U.S. hotel industry in occupancy, average daily rate (ADR) and revenue per available room (RevPAR).


80.0%
75.0%
70.0%
65.5%
60.0%
55.0%
50.0%
63.5%
77.0%
60.1%
72.4%
2000
2001
% Average Occupancy
$90.00
$88.00
$86.00
$84.00
$82.00
$80.00
$85.24
$88.81
$84.85
$88.44
2000
2001
$ Average Daily Rates
$70.00
$65.00
$60.00
$55.00
$50.00
$45.00
$40.00
$54.13
$68.38
$50.99
$64.03
2000
2001
$ Revenue per Available Room
Average of All U.S. Hotels
(Source: Smith Travel Research)
HPT's 220 Comparable Hotels

FINANCIAL HIGHLIGHTS

(dollars in thousands, except per share amounts)

	Year Ended December 31,				
	2001	2000	1999	1998	1997
OPERATING DATA:					
Rental income	$ 240,290	$ 234,377	$ 212,669	$ 157,223	$ 98,561
Total revenues	303,877	263,023	237,218	174,961	114,132
Net income available for common shareholders	124,831	119,146	106,823	81,341	59,153
Cash available for distribution (CAD) [1]	192,999	180,763	163,307	130,332	79,302
Common distributions [2]	168,447	156,981	147,878	113,220	73,408
Common distributions as a percent of CAD [1]	87%	87%	91%	87%	93%
PER SHARE DATA:					
Net income available for common shareholders (includes extraordinary loss in 1998)	$ 2.12	$ 2.11	$ 2.03	$ 1.92	$ 2.15
Common distributions [2]	2.83	2.78	2.75	2.62	2.45
Weighted average common shares outstanding	58,986	56,466	52,566	42,317	27,530
BALANCE SHEET DATA (AS OF DECEMBER 31):					
Real estate properties, at cost	$ 2,629,153	$ 2,429,421	$ 2,270,630	$ 1,887,735	$ 1,266,035
Total assets	2,354,964	2,220,909	2,194,852	1,837,638	1,313,256
Total borrowings	464,781	464,748	414,780	414,753	125,000
Total shareholders' equity	1,604,519	1,482,940	1,519,715	1,173,857	1,007,893
Borrowings as a percent of real estate properties	18%	19%	18%	22%	10%

(1) Cash available for distribution, or CAD, is net income plus depreciation and amortization, minus cash reserves for capital improvements to properties. We compute CAD as net income available for common shareholders plus depreciation and amortization expense, plus non-cash expenses (including only amortization of deferred financing costs and administrative expenses to be settled in our common shares), minus those deposits made into FF&E Escrow accounts which are owned by us but which are restricted to use for improvements at our properties.

Our method of calculation of CAD may not be comparable to CAD which may be reported by other REITs that define this term differently.

We consider CAD to be an appropriate measure of performance for an equity REIT, along with cash flow from operating activities, investing activities and financing activities, because it provides investors with an indication of an equity REIT's operating performance and its ability to incur and service debt, make capital expenditures, pay distributions and fund other cash needs. Our CAD is an important factor considered by our Board of Trustees in determining the amount of our distributions to shareholders. CAD does not represent cash generated by operating activities in accordance with GAAP and should not be considered as an alternative to net income or cash flow from operating activities as measures of financial performance or liquidity.

(2) Distributions presented include distributions declared with respect to the period shown. TAXABILITY OF 2001 DISTRIBUTIONS PER SHARE: $2.42 ordinary income and $0.40 return of capital.

HOSPITALITY PROPERTIES TRUST

President's Letter to Shareholders

DEAR FELLOW SHAREHOLDERS,

For years I have been telling equity analysts and investors that HPT represents a different way to invest in hotels, a way that might provide dependable investor returns despite the cyclical nature of the hotel industry. Frankly, I never expected to have HPT's business model stressed as severely as it was after the events of September 11th. Nonetheless, I am pleased to report that HPT seems to have met this test and to have achieved a number of significant results throughout 2001, despite the combination of a recession and travel safety concerns arising from the war on terrorism.

Before September 11:

- HPT *made new investments totaling* $185 *million.*

- HPT made its first use of a taxable REIT subsidiary to tenant 35 hotels managed on a long term basis by Marriott International, Inc. These hotels' day-to-day operations are still conducted by Marriott as our manager in the same way as they were when they were leased to Marriott, and we believe we have designed a structure which preserves the security features of our historical leases, including security deposits, FF&E reserves and operator guarantees, and which may allow HPT to enjoy a greater share of the financial up-side during better times.

- In July we raised our quarterly common share dividend to $0.71/share, or $2.84/share per year.

- In August we raised $159 million of new equity capital. We believe that investing in long lived assets like our hotels which are leased or managed under long term contracts requires a strong capitalization.

After September 11, HPT's accomplishments continued:

- Shortly after September 11, HPT's investment grade unsecured debt ratings were affirmed by both Moody's and Standard & Poor's. HPT remains the only publicly owned hotel REIT with investment grade unsecured debt ratings and we are one of very few companies involved in the hotel industry which was not down-graded or placed on watch by these rating agencies after September 11th.

- In October, HPT was one of only six REITs, and the only hotel REIT, selected to be included in the S&P Equity Indices. We view our inclusion in the S&P MidCap 400 Index as a recognition that our fiscal management and disciplined investment strategies have produced the best total returns for shareholders of *all* hotel REITs since our initial public offering.

- During a period when most other hotel REITs found it necessary to seek covenant waivers from their lenders and to reduce or eliminate their shareholder dividends, HPT paid all its obligations, increased the capacity on our undrawn bank revolver to $350 million and our dividends remain well covered by available cash flow.

As we enter 2002, HPT's hotels continue to outperform all industry averages on the basis of occupancies and rates. Our hotels are owned and leased in geographically diversified portfolios and operated by experienced brand owners. No one can predict how the future may turn out; however, we plan to continue growing our business and to increase our cash flow available for shareholder dividends, as we have done for the past seven years. Thank you for your continued support.

Very truly yours,



John G. Murray
President
March 20, 2002

Management's Discussion and Analysis

of financial condition and results of operations

OVERVIEW

The following discussion should be read in conjunction with the financial statements and the notes thereto included in this Annual Report.

This discussion includes references to Cash Available for Distribution, or CAD.

We compute CAD as net income available for common shareholders plus depreciation and amortization expense, plus non-cash expenses (including only amortization of deferred financing costs and administrative expenses to be settled in our common shares), minus those deposits made into FF&E Escrow accounts which are owned by us but which are restricted to use for improvements at our properties.

Our method of calculation of CAD may not be comparable to CAD which may be reported by other REITs that define this term differently.

We consider CAD to be an appropriate measure of performance for an equity REIT, along with cash flow from operating activities, investing activities and financing activities, because it provides investors with an indication of an equity REIT's operating performance and its ability to incur and service debt, make capital expenditures, pay distributions and fund other cash needs. Our CAD is an important factor considered by our Board of Trustees in determining the amount of our distributions to shareholders. CAD does not represent cash generated by operating activities in accordance with GAAP and should not be considered as an alternative to net income or cash flow from operating activities as measures of financial performance or liquidity.

EVENTS OF SEPTEMBER 11, 2001

Since the terrorist attacks on the United States on September 11, 2001, the U.S. hotel industry has experienced significant declines versus the comparable prior year period in occupancy, revenues and profitability. These declines primarily arise from reduced travel. These declines are in addition to more modest declines which began to affect the hotel industry earlier in 2001 as a result of the recessionary economy. Most of our hotel operators have reported operating declines at our hotels. Our leases and operating agreements contain features such as guarantees which are intended to require payment of minimum returns to us. The operation of various security features to provide uninterrupted payments to us is not assured, particularly if travel patterns continue at depressed levels for extended periods. If our tenants, hotel managers or guarantors default in their obligations to us, our revenues will decline.

RESULTS OF OPERATIONS

Year Ended December 31, 2001 versus Year Ended December 31, 2000

Total revenues in 2001 were $303.9 million versus $263.0 million in 2000. This increase is due primarily to our recognition of total hotel sales as hotel operating revenue for 16 hotels leased to our taxable REIT subsidiary and operated by Marriott, discussed in Note 4 to the financial statements. FF&E reserve income represents amounts paid by our tenants into restricted accounts owned by us, the purpose of which is to accumulate funds for future capital expenditures. The terms of our leases require these amounts to be calculated as a percentage of total hotel sales at our properties. Total revenues were comprised of minimum rent of $236.9 million, percentage rent of $3.4 million, hotel operating revenues of $38.0 million, and FF&E reserve income of $24.7 million in 2001 versus $228.7 million, $5.6 million, $0 and $25.8 million, respectively, in 2000. The 3.6% increase in minimum rent revenue reflects the full year impact of 12 hotels acquired and leased in 2000, offset somewhat by minimum rents recognized in 2000 for hotels which, in 2001, began to be leased to our taxable REIT subsidiary. Hotel operating revenues of $38.0 million, net of hotel operating expenses of $24.4 million for the 16 hotels leased to our taxable REIT subsidiary was $13.6 million in 2001, compared to minimum rent of $5.1 million and FF&E reserve income of $0.7 million (total $5.8 million) for the comparable 2000 period an increase of 134.5% or $7.8 million. This increase was due primarily to our 2001 purchase of four hotels. The decrease in percentage rent revenue of 39.5% is due to reduced levels of hotel sales at many of our properties. FF&E reserve income decreased by 4.3% resulting primarily from lower gross hotel revenues at many of our properties, offset somewhat by additional hotels purchased during 2000 and 2001. Interest income in 2001 was $1.0 million versus 2000 interest income of $2.9 million. The decrease is primarily due to our lower average cash balance and by lower interest rates in 2001 versus 2000.

Total expenses in 2001 were $171.9 million versus $136.8 million in 2000. The 25.7% increase is due primarily to our recognition of hotel operating expenses from 16 hotels leased to our taxable REIT subsidiary and operated by Marriott as well as increases in depreciation and amortization, and in interest expenses. We began leasing 10 hotels to a 100% owned subsidiary on June 15, 2001, and an additional six hotels on September 7, 2001. During 2001 operating expenses realized from the hotels under this agreement were $24.4 million. There are no comparable hotel operating expenses presented in the year 2000 period because these hotels were operated under a third party lease during 2000. The increase in depreciation and amortization was $7.1 million, or 8.4%. Depreciation and amortization increased primarily as a result of new investments during 2000 and 2001. Interest expense in 2001 increased $3.6 million, or 9.6% due to higher average borrowings during the 2001 period resulting primarily from the July 2000 issuance of $50.0 million senior unsecured fixed rate notes, offset somewhat by lower interest rates on our revolving credit facility.

We expect hotel operating revenues and hotel operating expenses to increase in the future as 19 hotels begin to be leased to our taxable REIT subsidiary and operated by Marriott.

Net income for 2001 was $132.0 million, a 4.5% increase over net income of $126.3 million in 2000. The increase was primarily due to higher rental income, and hotel operating revenues in excess of hotel operating expenses, the effects of which were offset by increases in depreciation and interest expenses as well as reduced percentage rents, FF&E reserve income, and interest income. These changes were primarily the result of an increase in revenue from new investments in 2001 and 2000, offset to some extent by the weaker operating environment in 2001 which reduced total hotel sales at most of our hotels.

Net income available for common shareholders in 2001 was $124.8 million, a 4.8% increase over net income available for common shareholders of $119.1 million in 2000, resulting from factors discussed

Cash Available for Distribution, or CAD, for 2001 and 2000 is derived as follows (dollars in thousands):

	2001	2000
Net income available for common shareholders	$ 124,831	$ 119,146
Add: Depreciation and amortization	91,395	84,303
Non-cash expenses, primarily amortization of deferred financing costs as interest	3,313	3,067
Less: FF&E reserves [1]	26,540	25,753
Cash Available for Distribution	$ 192,999	$ 180,763

(1) All of our leases require that our tenants make periodic payments into FF&E reserve escrow accounts for the purpose of funding capital expenditures at our hotels. Also, for the 2001 period, the amount shown here includes $1,888 of hotel operating revenues which we have escrowed for routine capital improvements for the hotels leased to our taxable REIT subsidiary. Our net income includes $26,540 and $25,753 for 2001 and 2000, respectively, of deposits into FF&E reserve escrow accounts owned by us, which are removed here because these amounts are not available to us for distributions to shareholders. Some of our leases provide that FF&E Reserve escrow accounts are owned by our tenants during the lease terms while we have security and remainder interests in the escrow accounts and in property purchased with funding from those accounts. Deposits into FF&E reserve accounts owned by our tenants during the 2001 and 2000 periods totaled $14,355 and $15,284, respectively, and are not removed here because they are not included in our income.

CAD for 2001 was $193.0 million, a 6.8% increase over CAD of $180.8 million in 2000. This increase was due primarily to the impact of our acquisition of 20 hotels in 2000 and 2001, offset somewhat by the decreases in percentage rents and interest income and the increase in interest expense discussed above.

CAD does not represent cash flows from operating activities as determined in accordance with generally accepted accounting principles and should not be considered an alternative to net income as an indicator of our financial performance or to cash flows from operating activities as a measure of liquidity. Cash flow provided by (used for) operating, investing and financing activities was $205.4 million, ($179.2 million), and ($11.8 million), respectively for the year ended December 31, 2001. Cash flow from operations in 2001 increased 9.0% from $188.3 million in 2000 primarily due to the impact of new investments in 2000 and 2001. Cash used in investing activities increased in 2001 over 2000 levels primarily because of a larger investment in the hotels purchased in 2001 versus hotels in 2000. Cash used in financing activities in 2001 decreased 89.6% from 2000, primarily because of our equity issuance in 2001 offset somewhat by increased distributions on common shares; we issued no equity in 2000.

Our total assets increased to $2,355.0 million as of December 31, 2001, from $2,220.9 million as of December 31, 2000. The increase resulted primarily from hotel acquisitions completed in 2001 offset in part by the impact of depreciation expense accumulated on net real estate during the year.

Year Ended December 31, 2000 versus Year Ended December 31, 1999

Total revenues in 2000 were $263.0 million versus $237.2 million in 1999. Total revenues were comprised principally of minimum rent of $228.7 million, percentage rent of $5.6 million and FF&E reserve income of $25.8 million in 2000 versus $209.0 million, $3.7 million and $20.9 million, respectively, in 1999. The 9.4% increase in minimum rent revenue reflects the full year impact of 40 hotels acquired in 1999 and the partial impact of 12 hotels acquired during 2000. The increases in percentage rent revenue of 54.0% and FF&E reserve income of 23.0% result from the impact of additional hotels purchased as well as increased gross hotel revenues at our hotels in 2000 versus 1999. Interest income in 2000 was $2.9 million versus $3.6 million in 1999. The decrease is primarily due to a decrease in the average balance of cash offset somewhat by higher interest rates in 2000 versus 1999.

Total expenses in 2000 were $136.8 million versus $125.3 million in 1999. The 9.1% increase is primarily the result of increases in depreciation and amortization, and general and administrative expenses. The increase in depreciation and amortization was $9.6 million, or 12.8%, and general and administrative expenses increased $1.5 million, or 11.6%. Depreciation and amortization and general and administrative expenses increased primarily as a result of new investments during 1999 and 2000. Interest expense in 2000 increased $0.3 million, or less than 0.9%.

Net income available for common shareholders in 2000 was $119.1 million, or $2.11 per common share versus $106.8 million, or $2.03 per common share in 1999. The increase in net income available for common shareholders is primarily a result of an increase in revenue from new investments.

Cash Available for Distribution, or CAD, for 2000 and 1999 is derived as follows (dollars in thousands):

	2000	1999
Net income available for common shareholders	$ 119,146	$ 106,823
Add: Depreciation and amortization	84,303	74,707
Non-cash expenses, primarily amortization of deferred financing costs as interest	3,067	2,708
Less: FF&E reserves [1]	25,753	20,931
Cash Available for Distribution	$ 180,763	$ 163,307

(1) All of our leases require that our tenants make periodic payments into FF&E reserve escrow accounts for the purpose of funding capital expenditures at our hotels. Our net income includes $25,753 and $20,931 for 2000 and 1999, respectively, of deposits into FF&E reserve escrow accounts owned by us, which are removed here because these amounts are not available to us for distributions to shareholders. Some of our leases provide that FF&E Reserve escrow accounts are owned by our tenants during the lease terms while we have security and remainder interests in the escrow accounts and in property purchased with funding from those accounts. Deposits into FF&E reserve accounts owned by our tenants during the 2000 and 1999 periods totaled $15,284 and $13,056, respectively, and are not removed here because they are not included in our income.

CAD for 2000 was $180.8 million, a 10.7% increase over CAD of $163.3 million in 1999. This increase was due primarily to the impact of our acquisition of 52 hotels in 1999 and 2000 and increases in percentage rents, offset somewhat by the decrease in interest income discussed above and increased preferred distributions.

CAD does not represent cash flows from operating activities as determined in accordance with generally accepted accounting principles and should not be considered an alternative to net income as an indicator of our financial performance or to cash flows from operating activities as a measure of liquidity. Cash flow provided by (used for) operating, investing and financing activities was $188.3 million, ($123.2 million), and ($114.1 million), respectively for the year ended December 31, 2000. Cash flow from operations in 2000 increased 9.7% from $171.6 million in 1999 primarily due to the impact of new investments in 1999 and 2000. Cash used in investing activities decreased in 2000 over 1999 levels primarily because of investments in 12 hotels in 2000 versus 40 hotels in 1999. Cash was used in financing activities in 2000 versus 1999, during which cash was provided by financing activities primarily because of our equity issuance in 1999; we issued no equity in 2000.

Our total assets increased to $2,220.9 million as of December 31, 2000, from $2,194.9 million as of December 31, 1999. The increase resulted primarily from hotel acquisitions completed in 2000 offset in part by the impact of depreciation expense accumulated on net real estate during the year.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity and Resources of our Tenants and Operators

All of our hotels are leased to or operated by third parties. All costs of operating and maintaining our hotels are paid by these third parties for their own account or as agent for us. These third parties derive their funding for hotel operating expenses, reserves for renovations, or FF&E reserves, and rents and returns due us generally from hotel operating revenues. We define coverage as combined total hotel sales minus all expenses which are not subordinated to minimum payments to us and the required FF&E Reserve contributions, divided by the aggregate minimum payments to us. During 2001, the 220 HPT hotels which had been open at least one year at the beginning of 2001 had average coverage of approximately 1.20 times. All of our hotels, including 10 which opened in 2000 or 2001, had average coverage of approximately 1.15 times in 2001. As described below, we own 132 hotels under leases or management agreements which are guaranteed. The 98 hotels operated pursuant to leases or management agreements which are not guaranteed had average coverage of 1.39 times in 2001.

Obligations to us by our tenants and managers of 55.8% of our total investments, at cost, are guaranteed by the parent companies of our tenants and managers. These parent company guarantees may provide us with continued payments if the hotels combined total hotel sales less total hotel expenses during any year are not in excess of amounts due to us. Our tenants and managers or their affiliates may also supplement cash flow from our hotels in order to make payments to us and preserve their rights to continue operation. For the full year 2000 and 2001, according to our tenants and managers, the hotels in one of our combination leases generated cash which was less than amounts due to us; nevertheless, all amounts due to us were paid.

The 16 hotels leased to our taxable REIT subsidiary are operated by Marriott in combination with an additional 19 hotels which are leased to a subsidiary of Marriott. These 19 hotels are expected to begin to be leased by our taxable REIT subsidiary during 2002. The operations of all 35 of these hotels are combined for all purposes under our agreement with Marriott to pay combined rents and returns to us. For any of these 35 hotels, funding for hotel operating expenses, rents and returns to us, may be provided by a combination of hotel operating revenues from all other hotels in the combination, payments from Marriott International under its guarantee obligation, or voluntary payments by affiliates of Marriott. During the portion of 2001 that Marriott operated 16 hotels leased to our taxable REIT subsidiary, these 16 hotels did not generate hotel operating revenues in excess of hotel operating expenses including expenses allocated by Marriott and allocated minimum returns to us by approximately $1.9 million. This $1.9 million is reflected as a reduction to hotel operating expenses for 2001. However, during 2001 the combination of 35 hotels, of which these 16 hotels are a part, generated sufficient total hotel sales to pay hotel expenses, rent and returns to us without additional payments from Marriott under its guarantee or otherwise.

Guarantee payments to us, if any, made on any of our leases or management agreements, do not subject us to repayment obligations.

To maintain our status as a real estate investment trust ("REIT") under the Internal Revenue Code, we must meet certain requirements, including the distribution of a substantial portion of our taxable income to our shareholders. As a REIT, we do not expect to pay federal income taxes on the majority of our income. In 1999 federal legislation known as the REIT Modernization Act, or RMA, was enacted and became effective on January 1, 2001. The RMA, among other things, allows a REIT to lease hotels to a so-called "taxable REIT subsidiary" if the hotel is managed by an independent third party. As described in Note 4 to our financial statements, we entered our first transaction using a taxable REIT subsidiary on June 15, 2001. The income realized by our taxable REIT subsidiary in excess of the rent paid to us by our subsidiary will be subject to income tax at customary corporate rates. As and if the financial performance of the hotels operated for the account of our taxable REIT subsidiary improves, these taxes may become material, but the anticipated taxes are not material to our consolidated financial results at this time.

Our Operating Liquidity and Resources

Our principal sources of funding for current expenses and for distributions to shareholders is provided by our operations, primarily rents derived from leasing and the excess of hotel operating revenues over hotel operating expenses of our hotels. Minimum rents and minimum returns are received from our tenants and managers monthly in advance and percentage rent or returns is received either monthly or quarterly in arrears. This flow of funds has historically been sufficient for us to pay day to day operating expenses, interest and distributions. We believe that our operating cash flow will be sufficient to meet our operating expenses, interest and distribution payments for the foreseeable future.

Various percentages of total sales at all of our hotels are escrowed as reserves for future renovations and refurbishment, or FF&E reserves, as discussed above. As of December 31, 2001, there was approximately $52.9 million on deposit in these escrow accounts of which $39.9 million is held directly by us and reflected on our balance sheet as restricted cash. During 2001, $41.1 million was deposited into these accounts and $31.9 million was spent to renovate and refurbish our properties. Certain of these accounts are held and owned by tenants and not reflected on our balance sheet.

Our Investment and Financing Liquidity and Resources

In order to fund acquisitions and to accommodate occasional cash needs which may result from timing differences between the receipt of rents and the need to make distributions or pay operating expenses, we have entered into a revolving credit facility with a group of commercial banks. During 2001 our credit facility permitted borrowing up to $300 million, all of which was available at December 31, 2001. The credit facility in effect during 2001 expired in March 2002, and we entered a new credit facility. The new facility matures in June 2005 and may be extended at our option to June 2006 upon our payment of an extension fee. The new facility permits borrowing up to $350 million and includes an accordion feature under which the maximum draw could expand to $700 million, in certain circumstances. Drawings under our credit facility are unsecured. Funds may be drawn, repaid and redrawn until maturity, and no principal repayment is due until maturity. Interest on borrowings under the credit facility are payable at a spread above LIBOR.

In the third quarter of 2001 we issued 6.0 million common shares of beneficial interest, raising gross proceeds of $168.3 million. Net proceeds, after underwriting costs and other offering expenses, were $159.3 million and were used to repay all amounts outstanding under our revolving credit facility, acquire hotels and for general business purposes.

At December 31, 2001, we had cash and cash equivalents of $39.0 million and the ability to draw up to the full amount, or $300 million, under our credit facility. We expect to use existing cash balances, borrowings under our credit facility or other lines of credit and net proceeds of offerings of equity or debt securities to fund future hotel acquisitions.

We have no debt which matures in the next twelve months and no principal or sinking-fund payments in the next twelve months. Our debts mature as follows: $115 million in 2005; $150 million in 2008; $150 million in 2009; and $50 million in 2010. None of these debt obligations require principal or sinking-fund payments prior to their maturity date.

To the extent we borrow on the credit facility and, as the maturity dates of our credit facility and term debt approach over the longer term, we will explore various alternatives for the repayment of amounts due. Such alternatives in the short-term and long-term may include incurring additional long-term debt and issuing new equity securities. On January 15, 1998, our shelf registration statement for up to $2 billion of securities, including debt securities, was declared effective by the Securities and Exchange Commission, or SEC. An effective shelf registration statement enables us to issue securities to the public on an expedited basis by filing a prospectus supplement with the SEC. We had $793.6 million available on our shelf registration statement as of December 31, 2001. On March 8, 2002, we filed a new shelf registration statement to increase our availability to $2.8 billion; this registration was declared effective by the SEC on March 20, 2002. Although there can be no assurance that we will consummate any debt or equity security offerings or other financings, we believe we will have access to various types of financing in the future, including investment grade debt or equity securities offerings, with which to finance future acquisitions and to pay our debt and other obligations.

Debt Covenants

Our debt obligations at December 31, 2001, are limited to our revolving credit facility and our $465 million of public debt. Each issue of our public debt is governed by an indenture. These indentures and our credit facility agreement contain a number of financial ratio covenants which generally restrict our ability to incur debts, including debts secured by mortgages on our properties, in excess of calculated amounts, require us to maintain a minimum net worth, as defined, restrict our ability to make distributions under certain circumstances and require us to maintain other ratios, as defined. During the period from our incurrence of these debts through December 31, 2001, we were in compliance with all of our covenants under our indentures and our credit agreement.

None of our indentures or our bank credit facility contain provisions for acceleration which could be triggered by our debt ratings. However, under our credit agreement, our senior debt rating is used to determine the fees and interest rate "spread" applied to borrowings.

Our public debt indentures contain cross default provisions to any other debts equal to or in excess of $20 million. Similarly, a default on any of our public indentures would constitute a default on our credit agreement.

As of December 31, 2001, we had no commercial paper, derivatives, swaps, hedges, guarantees, joint ventures or partnerships. As of December 31, 2001, we had no secured debt obligations. None of our debt documentation requires us to provide collateral security in the event of a ratings downgrade. We have no "off balance sheet" arrangements.

Related Party Transactions

We have an agreement with REIT Management & Research LLC, or RMR. RMR provides investment, management and administrative services to us. RMR is owned by Barry M. Portnoy and Gerard M. Martin, each a managing trustee and member of our board of trustees. Each of our executive officers are also officers of RMR. Our independent trustees, including all of our trustees other than Messrs. Portnoy and Martin, review our contract with RMR at least annually and make determinations regarding its negotiation, renewal or termination. Any termination of our contract with RMR would cause a default under our bank credit facility, if not approved by a majority of lenders. Our current contract with RMR expires on December 31, 2002. RMR is compensated at an annual rate equal to 0.7% of our average real estate investments, as defined, up to the first $250 million of such investments and 0.5% thereafter plus an incentive fee based upon increases in cash available for distribution per share, as defined. The incentive fees payable to RMR are paid in our common shares.

CRITICAL ACCOUNTING POLICIES

Our most critical accounting policies involve our investments in real property. These policies affect our:

- allocation of purchase price between various asset categories and the related impact on our recognition of depreciation expense;
- assessment of the carrying value of long-lived assets; and
- classification of our leases.

These policies involve significant judgments based upon our experience, including judgments about current valuations, ultimate realizable value, estimated useful lives, salvage or residual value, the ability of our tenants and operators to perform their obligations to us, and the current and likely future operating and competitive environment in which our properties are located. In the future we may need to revise our assessments to incorporate information which is not now known and such revisions could increase or decrease our depreciation expense related to properties we own, which could result in the classification of new leases as other than operating leases or could decrease the net carrying value of our assets.

SEASONALITY

Our hotels have historically experienced seasonal differences typical of the hotel industry with higher revenues in the second and third quarters of calendar years compared with the first and fourth quarters. This seasonality is not expected to cause material fluctuations in our income because we believe that the net revenues generated by our hotels will be sufficient for the lessees to pay rents and returns to us on a regular basis notwithstanding seasonal fluctuations. Seasonality may affect our hotel operating revenues, but we do not expect seasonal variations to have a material impact upon our financial results of operations.

INFLATION

We believe that inflation should not have a material adverse effect on us. Although increases in the rate of inflation may tend to increase interest rates which we may pay for borrowed funds, our floating rate borrowings are not expected to be outstanding for extended periods, and if we believe they will be outstanding for extended periods we may purchase interest rate caps to protect us from interest rate increases. In addition, our leases provide for the payment of percentage rent to us based on increases in total sales, and such rent may increase with inflation.

PROPERTY LEASES AND OPERATING AGREEMENTS

As of March 20, 2002 we owned 230 hotels which are grouped into nine combinations and leased to or managed by separate affiliates of hotel operating companies including Marriott International, Inc., Host Marriott Corporation, Crestline Capital Corporation, Wyndham International, Inc., Prime Hospitality Corporation, Candlewood Hotel Company, Inc. and BRE/Homestead Village LLC. The tables on the following pages summarize the key terms of our leases and the operating agreements at December 31, 2001, and operating statistics of our tenants' operations of our hotels including average occupancy, average daily rates, or ADR and revenue per available room, or RevPAR.

Hotel Brand	Courtyard by Marriott®	Residence Inn by Marriott®	Marriott®/ Residence Inn by Marriott®/Courtyard by Marriott®/ TownePlace Suites by Marriott®/SpringHill Suites by Marriott®(1)	Residence Inn by Marriott®/ Courtyard by Marriott®/TownePlace Suites by Marriott®/ SpringHill Suites by Marriott®	Wyndham®
Number of Hotels	53	18	35	19	12
Number of Rooms	7,610	2,178	5,382	2,756	2,321
Number of States	24	14	15	14	8
Tenant	Subsidiary of Host Subleased to Subsidiary of Crestline	Subsidiary of Host Subleased to Subsidiary of Crestline	Subsidiary of Marriott/Subsidiary of Hospitality Properties Trust	Subsidiary of Crestline	Subsidiary of Wyndham
Manager	Subsidiary of Marriott	Subsidiary of Marriott	Subsidiary of Marriott	Subsidiary of Marriott	Subsidiary of Wyndham
Investment at December 31, 2001 (000s) (2)	$ 513,126	$ 177,784	$ 453,954	$ 274,222	$ 182,570
Security Deposit (000s) (3)	$ 50,540	$ 17,220	$ 36,204	$ 28,508	$ 18,325
End of Initial Term	2012	2010	2019	2015	2014
Renewal Options (4)	3 for 12 years each	1 for 10 years, 2 for 15 years each	2 for 15 years each	2 for 10 years each	4 for 12 years each
Current Annual Minimum Rent/Return (000s)	$ 51,313	$ 17,724	$ 48,288	$ 28,508	$ 18,325
Percentage Rent/Return (5)	5.0%	7.5%	7.0%	7.0%	8.0%
Number of Comparable Hotels (6)	53	18	32	13	12
2001:					
Occupancy	73.2%	77.6%	74.1%	73.1%	67.0%
ADR	$ 102.12	$ 103.65	$ 94.14	$ 104.42	$ 90.23
RevPAR	$ 74.75	$ 80.43	$ 69.76	$ 76.33	$ 60.45
2000:					
Occupancy	80.1%	83.8%	78.1%	77.3%	72.4%
ADR	$ 99.85	$ 105.09	$ 93.19	$ 103.10	$ 91.88
RevPAR	$ 79.98	$ 88.07	$ 72.78	$ 79.70	$ 66.52

(1) At December 31, 2001, 19 of the 35 hotels in this combination were leased to and operated by subsidiaries of Marriott. The remaining 16 hotels were operated by subsidiaries of Marriott under a management contract with our wholly-owned subsidiary tenant. Marriott's obligations under the lease and the management contracts are subject to cross-default provisions and Marriott has provided us with a limited guarantee of its lease and management obligations, including the obligation to pay minimum rents and returns to us.

(2) Excludes expenditures made from FF&E reserves subsequent to our initial purchase.

(3) Excludes other deposits totaling approximately $26.6 million retained by us to secure various guarantee obligations to us.

(4) Renewal options may be exercised by the tenant or manager for all, but not less than all, of the hotels within a pool.

(5) Each lease or management contract provides for payment to HPT of a percentage of increases in total hotel sales over base year levels as additional rent or return.

(6) Includes only hotels open for at least a full year as of January 1, 2001.

Hotel Brand	Summerfield Suites by Wyndham®	AmeriSuites®	Candlewood Suites®	Homestead Studio Suites®	Total/Range/ Average
Number of Hotels	15	24	36	18	230
Number of Rooms	1,822	2,929	4,294	2,399	31,691
Number of States	8	13	23	5	37
Tenant	Subsidiary of Wyndham	Subsidiary of Prime	Subsidiary of Candlewood	Subsidiary of BRE/Homestead Village LLC	
Manager	Subsidiary of Wyndham	Subsidiary of Prime	Subsidiary of Candlewood	Subsidiary of BRE/Homestead Village LLC	
Investment at December 31, 2001 (000s) [1]	$ 240,000	$ 243,350	$ 289,750	$ 145,000	$ 2,519,756
Security Deposit (000s) [2]	$ 15,000	$ 25,575	$ 30,086	$ 15,960	$ 237,418
End of Initial Term	2017	2013	2016	2015	2010-2019 (average 13.5 years)
Renewal Options [3]	4 for 12 years each	3 for 15 years each	3 for 15 years each	2 for 15 years each	
Current Annual Minimum Rent/Return (000s)	$ 25,000	$ 25,575	$ 29,507	$ 15,960	$ 260,200
Percentage Rent/Return [4]	7.5%	8.0%	10.0%	10.0%	5%-10%
Number of Comparable Hotels [5]	15	24	35	18	220
2001:					
Occupancy	75.8%	60.9%	74.4%	74.8%	72.4%
ADR	$ 120.56	$ 71.97	$ 56.09	$ 52.76	$ 88.44
RevPAR	$ 91.38	$ 43.83	$ 41.73	$ 39.46	$ 64.03
2000:					
Occupancy	82.3%	59.4%	77.3%	79.7%	77.0%
ADR	$ 126.86	$ 77.18	$ 56.35	$ 50.67	$ 88.81
RevPAR	$ 104.41	$ 45.84	$ 43.56	$ 40.38	$ 63.38

(1) Excludes expenditures made from FF&E Reserves subsequent to our initial purchase.

(2) Excludes other deposits totaling approximately $26.6 million retained by us to secure various guarantee obligations to us.

(3) Renewal options may be exercised by the tenant or manager for all, but not less than all, of the hotels within a pool.

(4) Each lease or management contract provides for payment to HPT of a percentage of increases in total hotel sales over base year levels as additional rent or return.

(5) Includes only hotels open for at least a full year as of January 1, 2001.

CERTAIN CONSIDERATIONS

THE DISCUSSION AND ANALYSIS OF OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS REQUIRES US TO MAKE CERTAIN ESTIMATES AND ASSUMPTIONS AND CONTAINS CERTAIN STATEMENTS OF OUR BELIEFS, INTENTIONS OR EXPECTATIONS CONCERNING PROJECTIONS, PLANS, FUTURE EVENTS AND PERFORMANCE. THE ESTIMATES, ASSUMPTIONS AND STATEMENTS, SUCH AS THOSE RELATING TO OUR ABILITY TO EXPAND OUR PORTFOLIO, PERFORMANCE OF OUR ASSETS, THE ABILITY OF OUR OPERATORS TO PAY RENT AND RETURNS TO US, REMAIN COMPETITIVE OR IMPROVE HOTEL OPERATING REVENUES OR RESULTS, OUR ABILITY TO MAKE DISTRIBUTIONS, OUR TAX STATUS AS A "REAL ESTATE INVESTMENT TRUST," THE ABILITY TO APPROPRIATELY BALANCE THE USE OF DEBT AND EQUITY AND TO ACCESS CAPITAL MARKETS, DEPEND UPON VARIOUS FACTORS OVER WHICH WE AND/OR OUR OPERATORS AND TENANTS HAVE OR MAY HAVE LIMITED OR NO CONTROL. THOSE FACTORS INCLUDE, WITHOUT LIMITATION, THE STATUS OF THE ECONOMY, CAPITAL MARKETS (INCLUDING PREVAILING INTEREST RATES), COMPLIANCE WITH THE CHANGES TO REGULATIONS WITHIN THE HOSPITALITY INDUSTRY, COMPETITION, CHANGES TO FEDERAL, STATE AND LOCAL LEGISLATION AND OTHER FACTORS. WE CANNOT PREDICT THE IMPACT OF THESE FACTORS, IF ANY. HOWEVER, THESE FACTORS COULD CAUSE OUR ACTUAL RESULTS FOR SUBSEQUENT PERIODS TO BE DIFFERENT FROM THOSE STATED, ESTIMATED OR ASSUMED IN THIS DISCUSSION AND ANALYSIS OF OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS. WE BELIEVE THAT OUR ESTIMATES AND ASSUMPTIONS ARE REASONABLE AT THIS TIME.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to risks associated with market changes in interest rates. We manage our exposure to this market risk by monitoring our available financing alternatives. Our strategy to manage exposure to changes in interest rates is unchanged from December 31, 2000. Other than as described below we do not foresee any significant changes in our exposure to fluctuations in interest rates or in how we manage this exposure in the near future. At December 31, 2001, our total outstanding debt consisted of four issues of fixed rate, senior unsecured notes:

Principal Balance	Annual Interest Rate	Annual Interest Expense	Maturity	Interest Payments Due
$ 115.0 million	8.250 %	$ 9.5 million	2005	Monthly
150.0 million	7.000 %	10.5 million	2008	Semi-Annually
150.0 million	8.500 %	12.8 million	2009	Monthly
50.0 million	9.125 %	4.6 million	2010	Semi-Annually
$ 465.0 million		$ 37.4 million		

No principal repayments are due under these notes until maturity. Because interest on all of our outstanding debt at December 31, 2001, is at fixed rates, changes in interest rates during the term of this debt will not affect our operating results. If at maturity these notes were refinanced at interest rates which are 10% higher than shown above, our per annum interest cost would increase by approximately $3.7 million. Changes in the interest rate also affect the fair value of our debt obligations; increases in market interest rates decrease the fair value of our fixed rate debt while decreases in market interest rates increase the fair value of our fixed rate debt. Based on the balances outstanding as of December 31, 2001, a hypothetical immediate 10% change in interest rates would change the fair value of our fixed rate debt obligations by approximately $16.0 million.

Each of our fixed rate debt arrangements allows us to make repayments earlier than the stated maturity date. Our $115 million 8.25% monthly notes due 2005 became callable by us at par any time after November 15, 2001. Our $150 million 8.5% monthly notes due 2009 are callable by us at par any time after December 15, 2002. In other cases we are allowed to make prepayments only at face value plus a premium equal to a make-whole amount, as defined, generally designed to preserve a stated yield to the note holder. These prepayment rights may afford us the opportunity to mitigate the risk of refinancing at maturity at higher rates by refinancing prior to maturity.

Our revolving credit facility bears interest at floating rates and currently matures in 2005. As of December 31, 2001, there was zero outstanding and the full amount of $300 million was available for drawing under our then existing revolving credit facility. We replaced that facility in March 2002 with a new $350 million facility which can be expanded to up to $700 million, in certain circumstances. Our revolving credit facility is available to finance acquisitions and for general business purposes. Repayments under the revolving credit facility may be made at any time without penalty. Our exposure to fluctuations in interest rates may in the future increase if we incur debt to fund future acquisitions or otherwise. A change in interest rates would not affect the value of our floating rate debt obligations, but would affect the interest which we must pay on this debt.

The interest rate market which has an impact upon us is the U.S. dollar interest rate market for corporate obligations, including floating rate LIBOR based obligations and fixed rate obligations.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO THE TRUSTEES AND SHAREHOLDERS OF HOSPITALITY PROPERTIES TRUST:

We have audited the accompanying consolidated balance sheet of Hospitality Properties Trust and subsidiaries (a Maryland real estate investment trust) (the "Company") as of December 31, 2001 and 2000, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Hospitality Properties Trust and subsidiaries as of December 31, 2001 and 2000 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

ARTHUR ANDERSEN LLP

Vienna, Virginia
January 15, 2002

Consolidated Balance Sheet

(dollars in thousands, except share data)

	As of December 31,	
	2001	2000
ASSETS		
Real estate properties, at cost:		
Land	$ 347,009	$ 319,219
Buildings, improvements and equipment	2,282,144	2,110,202
	2,629,153	2,429,421
Accumulated depreciation	(363,329)	(271,934)
	2,265,824	2,157,487
Cash and cash equivalents	38,962	24,601
Restricted cash (FF&E escrow)	39,913	27,306
Other assets, net	10,265	11,515
	$ 2,354,964	$ 2,220,909
LIABILITIES AND SHAREHOLDERS' EQUITY		
Senior notes, net of discounts	$ 464,781	$ 464,748
Revolving credit facility	–	–
Security and other deposits	263,983	257,377
Accounts payable and other	19,964	15,071
Due to affiliate	1,717	773
Total liabilities	750,445	737,969
Shareholders' equity:		
Series A preferred shares; 9 1/2% cumulative redeemable; no par value; 3,000,000 shares issued and outstanding, aggregate liquidation preference $75,000	72,207	72,207
Common shares of beneficial interest; $0.01 par value; 62,515,940 and 56,472,512 shares issued and outstanding, respectively	625	565
Additional paid-in capital	1,667,256	1,506,976
Cumulative net income	573,663	441,707
Cumulative preferred distributions	(19,356)	(12,231)
Cumulative common distributions	(689,876)	(526,284)
Total shareholders' equity	1,604,519	1,482,940
	$ 2,354,964	$ 2,220,909

The accompanying notes are an integral part of these financial statements.

Consolidated Statement of Income

(in thousands, except per share data)

	Year Ended December 31,		
	2001	2000	1999
REVENUES:			
Rental income:			
Minimum rent	$ 236,876	$ 228,733	$ 209,003
Percentage rent	3,414	5,644	3,666
	240,290	234,377	212,669
Hotel operating revenues	37,982	–	–
FF&E reserve income	24,652	25,753	20,931
Interest income	953	2,893	3,618
Total revenues	303,877	263,023	237,218
EXPENSES:			
Hotel operating expenses	24,375	–	–
Interest (including amortization of deferred financing costs of $2,417, $2,068 and $2,223, respectively)	41,312	37,682	37,352
Depreciation and amortization	91,395	84,303	74,707
General and administrative	14,839	14,767	13,230
Total expenses	171,921	136,752	125,289
Net income	131,956	126,271	111,929
Preferred distributions	7,125	7,125	5,106
Net income available for common shareholders	$ 124,831	$ 119,146	$ 106,823
Weighted average common shares outstanding	58,986	56,466	52,566
Basic and diluted earnings per common share:			
Net income available for common shareholders	$ 2.12	$ 2.11	$ 2.03

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

(in thousands, except share data)

	Preferred Shares			Common Shares					
	Number of Shares	Preferred Shares	Cumulative Preferred Distributions	Number of Shares	Common Shares	Cumulative Common Distributions	Additional Paid-In Capital	Cumulative Net Income	Total
Balance at December 31, 1998	–	$ –	$ –	45,595,539	$ 456	$ (260,955)	$1,230,849	$ 203,507	$1,173,857
Issuance of shares, net	3,000,000	72,207	–	10,812,400	108	–	274,565	–	346,880
Common share grants	–	–	–	41,804	–	–	1,080	–	1,080
Net income	–	–	–	–	–	–	–	111,929	111,929
Distributions	–	–	(5,106)	–	–	(108,925)	–	–	(114,031)
Balance at December 31, 1999	3,000,000	72,207	(5,106)	56,449,743	564	(369,880)	1,506,494	315,436	1,519,715
Common share grants	–	–	–	22,769	1	–	482	–	483
Net income	–	–	–	–	–	–	–	126,271	126,271
Distributions	–	–	(7,125)	–	–	(156,404)	–	–	(163,529)
Balance at December 31, 2000	3,000,000	72,207	(12,231)	56,472,512	565	(526,284)	1,506,976	441,707	1,482,940
Issuance of shares, net	–	–	–	6,000,000	60	–	159,250	–	159,310
Common share grants	–	–	–	43,428	–	–	1,030	–	1,030
Net income	–	–	–	–	–	–	–	131,956	131,956
Distributions	–	–	(7,125)	–	–	(163,592)	–	–	(170,717)
Balance at December 31, 2001	3,000,000	$ 72,207	$ (19,356)	62,515,940	$ 625	$ (689,876)	$1,667,256	$ 573,663	$1,604,519

The accompanying notes are an integral part of these financial statements.

Consolidated Statement of Cash Flows

(in thousands)

	Year Ended December 31,		
	2001	2000	1999
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 131,956	$ 126,271	$ 111,929
Adjustments to reconcile net income to cash provided by operating activities:			
Depreciation and amortization	91,395	84,303	74,707
Amortization of deferred financing costs as interest	2,417	2,068	2,223
FF&E reserve income and deposits	(26,540)	(25,753)	(20,931)
Changes in assets and liabilities:			
(Increase) decrease in other assets	(498)	(541)	1,172
Increase in accounts payable and other	4,926	2,235	2,036
Increase (decrease) in due to affiliate	1,706	(238)	485
Cash provided by operating activities	205,362	188,345	171,621
CASH FLOWS FROM INVESTING ACTIVITIES:			
Real estate acquisitions	(185,799)	(134,353)	(365,201)
Increase in security and other deposits	6,606	16,410	40,224
Refund of other deposits	–	(5,275)	–
Cash used in investing activities	(179,193)	(123,218)	(324,977)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from issuance of preferred shares, net	–	–	72,207
Proceeds from issuance of common shares, net	159,310	–	274,673
Debt issuance, net of discount	–	49,938	–
Draws on revolving credit facility	150,000	42,000	172,000
Repayments of revolving credit facility	(150,000)	(42,000)	(172,000)
Deferred finance costs paid	(401)	(489)	–
Distributions to preferred shareholders	(7,125)	(7,125)	(5,106)
Distributions to common shareholders	(163,592)	(156,404)	(139,474)
Cash (used in) provided by financing activities	(11,808)	(114,080)	202,300
Increase (decrease) in cash and cash equivalents	14,361	(48,953)	48,944
Cash and cash equivalents at beginning of period	24,601	73,554	24,610
Cash and cash equivalents at end of period	$ 38,962	$ 24,601	$ 73,554
SUPPLEMENTAL CASH FLOW INFORMATION:			
Cash paid for interest	$ 39,025	$ 33,508	$ 35,028
Non-cash investing and financing activities:			
Property managers deposits in FF&E reserve	23,521	23,212	18,670
Purchases of fixed assets with FF&E reserve	(14,102)	(24,698)	(17,694)

The accompanying notes are an integral part of these financial statements.

(dollars in thousands, except per share data)

1. ORGANIZATION

Hospitality Properties Trust ("HPT") is a Maryland real estate investment trust organized on February 7, 1995, which invests in hotels. At December 31, 2001, HPT, directly and through subsidiaries, owned 230 properties.

The properties of HPT and its subsidiaries (the "Company") are leased to or managed by subsidiaries (the "Lessees" and the "Managers") of companies unaffiliated with HPT: Host Marriott Corporation ("Host"); Marriott International, Inc. ("Marriott"); Crestline Capital Corporation ("Crestline"); Wyndham International, Inc. ("Wyndham"); Prime Hospitality Corporation ("Prime"); Candlewood Hotel Company, Inc. ("Candlewood"); and BRE/Homestead Village LLC ("Homestead").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Consolidation. These consolidated financial statements include the accounts of HPT and its subsidiaries, all of which are 100% owned directly or indirectly by HPT. All intercompany transactions have been eliminated.

Real estate properties. Real estate properties are recorded at cost. Depreciation is provided for on a straight-line basis over estimated useful lives of 7 to 40 years. The Company periodically evaluates the carrying value of its long-lived assets in accordance with Statement of Financial Accounting Standards No. 121.

Cash and cash equivalents. Highly liquid investments with maturities of three months or less at date of purchase are considered to be cash equivalents. The carrying amount of cash and cash equivalents is equal to its fair value.

Deferred financing costs. Costs incurred to borrow are capitalized and amortized over the term of the related borrowing. Deferred financing costs were $6,627, $8,643 and $10,221 at December 31, 2001, 2000 and 1999, respectively, net of accumulated amortization of $7,426, $5,009 and $2,941, respectively.

Financial instruments—interest rate cap agreements. The Company had entered into interest rate protection agreements to limit exposure to risks of rising interest rates. In May 1999 the Company sold these agreements for the approximate carrying value at the time of the sale with no resulting gain or loss. As of December 31, 2001, and 2000, the Company was not a party to any interest rate cap or swap agreements.

Revenue recognition. Rental income from operating leases is recognized on a straight line basis over the life of the lease agreements. Percentage rent is recognized when all contingencies are met and rent is earned. Hotel operating revenues, consisting primarily of room sales and sales of food, beverages and telephone services are recognized when earned. Some of the Company's leases provide that FF&E Reserve escrows are owned by the Company. All other leases provide that FF&E Reserve escrows are owned by the tenant and the Company has a security and remainder interest in the escrow account. When the Company owns the escrow for leased properties, generally accepted accounting principles require that payments into the escrow be reported as additional rent. When the Company has a security and remainder interest in the escrow account, deposits are not included in revenue.

Per common share amounts. Per common share amounts are computed using the weighted average number of common shares outstanding during the period. The Company has no common share equivalents, instruments convertible into common shares or other dilutive instruments.

Use of estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts. Actual results could differ from those estimates.

Segment Information. The Company derives its revenues from a single line of business, hotel real estate ownership.

Income taxes. The Company is a real estate investment trust under the Internal Revenue Code of 1986, as amended. The Company is not subject to Federal income taxes on its net income provided it distributes its taxable income to shareholders and meets certain other requirements. The characterization of the distributions for 2001, 2000 and 1999 was 85.9%, 85.1% and 100% ordinary income, respectively, and 14.1%, 14.9% and 0.0% return of capital, respectively.

As permitted by the REIT Modernization Act, or RMA, during 2001 the Company formed a so-called "taxable REIT subsidiary," to act as lessee for some of its hotels. The hotels leased to this subsidiary are operated by subsidiaries of Marriott under a long-term operating agreement. For federal income tax purposes, this subsidiary is a taxable entity separate from the Company's other subsidiaries, which are generally not subject to federal taxes, as described above. During 2001, the Company estimates that its taxable REIT subsidiary had zero taxable income, and accordingly made no provision for federal income taxes. As of December 31, 2001, the Company's taxable REIT subsidiary had no difference between the bases of its assets or liabilities under generally accepted accounting principles and their tax bases.

(dollars in thousands, except per share data)

New accounting pronouncements. In August 2001 the Financial Accounting Standards Board ("FASB") issued Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("FAS 144"). The Company is required to adopt FAS 144 on January 1, 2002, and does not expect the adoption will have a material effect on the Company's financial position or results of operations.

In June 2001 the FASB issued Statement No. 141, "Business Combinations" ("FAS 141") and Statement No. 142, "Goodwill and Other Intangible Assets" ("FAS 142"). Adoption of FAS 141 and FAS 142 did not have and is not expected to have a material impact on the Company's financial position or results of operations. FASB Statement No. 133 "Accounting for Derivative Instruments and Hedging Activities" was adopted for the Company's 2001 financial statements and did not have a material impact on the Company's financial condition or results of operations.

3. PREFERRED SHARES

Each of the Company's 3,000,000 outstanding Series A cumulative redeemable preferred shares has a distribution rate of $2.375 per annum, payable in equal quarterly amounts, and a liquidation preference of $25 ($75,000 in aggregate). Series A preferred shares are redeemable, at the Company's option, for $25 each plus accrued and unpaid distributions at any time on or after April 12, 2004.

4. LEASES AND OPERATING AGREEMENTS

Each of the Company's 230 hotel properties are leased to or operated by a third party. The Company's agreements have initial terms expiring between 2010 and 2019. Each of these agreements is for a group or pool of between 12 and 53 of the Company's properties. The agreements contain renewal options for all, but not less than all, of the related properties, and the renewal terms total 20-48 years. Each agreement requires the third-party lessee or operator to: pay all operating costs associated with the property; deposit a percentage of total hotel sales into reserves established for the regular refurbishment of the Company's hotels ("FF&E Reserves"); make payments to the Company of minimum rents or returns; and make payments to the Company of additional returns equal to 5%-10% of increases in total hotel sales over a base year threshold amount. Each third party has posted a security or performance deposit with the Company generally equal to one year's minimum rent or return.

In 2001 some hotels which the Company previously leased and four hotels which the Company purchased on June 15, 2001, began to be operated under a management contract by an affiliate of their former tenant. A total of 16 hotels are now leased to a taxable REIT subsidiary of the Company and operated by a third party under a long-term agreement. As a result, hotel operating revenues and expenses from these hotels are reflected in the Company's consolidated financial statements. These hotels are pooled with 19 other hotels which will be leased under the prior agreement until the third party operator elects to operate them under the new management agreement during 2002.

The Company's leases and operating agreements provide for payments to be received by the Company during the remaining initial terms as follows:

	Total Minimum Lease Payments from Third Parties	Total Minimum Payments Under Operating Agreements with Third Parties	Total
2002	$ 236,092	$ 24,108	$ 260,200
2003	236,092	24,108	260,200
2004	236,092	24,108	260,200
2005	236,092	24,108	260,200
2006	236,092	24,108	260,200
Thereafter	1,976,234	313,404	2,289,638
	$ 3,156,694	$ 433,944	$ 3,590,638

As of December 31, 2001, the weighted average remaining initial terms of the Company's leases and operating agreements was approximately 14 years, and the weighted average remaining total term was 51 years.

As further described in Note 8, a number of the Company's leases and operating agreements are subject to guarantees by the parent company owner of the Company's tenant or operator. In addition to the security deposits provided by the lessee equal to one year's rent, two of the Company's lease guarantors, as of December 31, 2001, have deposited an aggregate $26,565 with the Company to secure their guarantee obligations. Generally, the Company is obligated to refund these guarantee deposits if and when certain financial performance is achieved at the related leased hotels. During the time the Company holds the guarantee deposits, total net payments due from these tenants and guarantors to the Company are reduced by $2,899 per annum.

(dollars in thousands, except per share data)

5. REAL ESTATE PROPERTIES

The Company's real estate properties, at cost, consisted of land of $347,009, buildings and improvements of $1,984,287 and furniture, fixtures and equipment of $297,857, as of December 31, 2001, and land of $319,219, buildings and improvements of $1,837,888 and furniture, fixtures and equipment of $272,314, as of December 31, 2000. During 2001, 2000 and 1999, the Company purchased and leased 8, 12 and 40 properties, respectively, for aggregate purchase prices of $185,487, $128,548 and $361,000 excluding closing costs, respectively. As of December 31, 2001, the Company owned and leased 230 hotel properties. During 2001, 2000 and 1999, the Company invested $2,507, $5,805 and $1,787, respectively, in its existing hotels in excess of amounts funded from FF&E Reserves. As a result of these additional investments, tenant obligations to the Company for annual minimum lease payments increased $251, $581 and $179, respectively.

6. INDEBTEDNESS

	As of December 31,	
	2001	2000
Unsecured revolving credit facility	$ –	$ –
7% Senior Notes, due 2008	150,000	150,000
8.25% Senior Notes, due 2005	115,000	115,000
8.5% Senior Notes, due 2009	150,000	150,000
9.125% Senior Notes, due 2010	50,000	50,000
Unamortized discounts	(219)	(252)
	$ 464,781	$ 464,748

All of the Company's senior notes are prepayable prior to their maturity date. Notes due in 2008 and 2010 are prepayable at anytime at par plus a premium equal to a make-whole amount, as defined, generally designed to preserve a stated yield to the note holder. Notes due 2005 are prepayable at anytime at par. Notes due 2009 are not prepayable until December 15, 2002, after which they are prepayable at anytime at par.

Interest on the Company's notes due 2008 and 2010 is payable semi-annually in arrears. Interest on the Company's notes due 2005 and 2009 is payable monthly in arrears.

The Company's $300 million revolving credit facility is available for draw and repayment until March 2002, at which time any outstanding amounts are due. The revolving credit facility carries interest at floating rates. During 2001, 2000 and 1999, the weighted average interest rate on the amounts outstanding under the revolving credit facility was 5.5%, 8.3% and 6.2%, respectively. As of December 31, 2001 and 2000, no amounts were outstanding under the facility.

The Company's credit agreement and note indentures contain financial covenants which, among other things, restrict the ability of the Company to incur indebtedness and require the Company to maintain financial ratios and minimum net worth. The Company was in compliance with these covenants during the periods presented.

As of December 31, 2001, none of the Company's assets were pledged or mortgaged. The estimated aggregate market value of the Company's indebtedness based on a combination of their observable trading prices and quotations from financial institutions for similar obligations were:

	As of December 31,	
	2001	2000
7% Senior Notes, due 2008	$ 151,130	$ 137,685
8.25% Senior Notes, due 2005	122,293	112,735
8.5% Senior Notes, due 2009	159,427	147,210
9.125% Senior Notes, due 2010	56,356	50,000
	$ 489,206	$ 447,630

(dollars in thousands, except per share data)

7. TRANSACTIONS WITH AFFILIATES

REIT Management & Research LLC ("RMR") provides investment, management and administrative services to the Company. The Company's contract with RMR for such services has a one-year term, and currently extends to December 31,2002. RMR is compensated at an annual rate equal to 0.7% of the Company's average real estate investments, as defined, up to the first $250,000 of such investments and 0.5% thereafter plus an incentive fee based upon increases in cash available for distribution per share, as defined. Advisory fees excluding incentive fees earned for the years ended 2001, 2000 and 1999 were $12,702, $11,851 and $10,949, respectively. Incentive advisory fees are paid in restricted common shares based on a formula. The Company accrued $619, $762 and $237 in incentive fees during 2001, 2000 and 1999, respectively. The Company issued 33,828 and 12,869 restricted common shares in satisfaction of the 2000 and 1999 incentive fees, respectively. As of December 31, 2001, RMR and its affiliates owned 413,592 common shares of the Company. In 2002 the Company issued 21,658 restricted common shares in satisfaction of the 2001 incentive fee. RMR is owned by Gerard M. Martin and Barry M. Portnoy, who also serve as Managing Trustees of the Company.

8. CONCENTRATION

At December 31, 2001, the Company's 230 hotels contained 31,691 rooms and were located in 37 states in the United States, with between 5% and 13% of its hotels, by investment, in each of California, Texas, Virginia, Georgia, Florida, and Arizona.

All of the Company's third party tenants or operators are subsidiaries of other companies. Many of the Company's agreements include guarantees of minimum rents or returns by the parent company of the third-party tenant or operator. The percentage of the Company's investment in each pool of hotels shown below as of December 31, 2001, is approximately equal to the Company's percentage of minimum rent and return payments shown in Note 4 and reflected in the accompanying financial statements for 2001.

Lessee/Operator is a Subsidiary of:	Number of Properties	December 31, 2001 Investment	% of Total	Guarantee of Rent/Minimum Returns to Company Provided by:
Host (lease no.1)	53	$ 513,126	20%	—
Host (lease no. 2)	18	177,784	7%	—
Marriott	35	453,954	18%	Marriott International, Inc. (NYSE: MAR)
Crestline	19	274,222	11%	Crestline Capital, Inc. (NYSE: CLJ) and Marriott International, Inc. (NYSE: MAR)
Wyndham (lease no. 1)	15	240,000	10%	—
Wyndham (lease no. 2)	12	182,570	7%	—
Homestead	18	145,000	6%	BRE/Homestead Village LLC
Candlewood	36	289,750	11%	Candlewood Hotel Company (Nasdaq: CNDL)
Prime	24	243,350	10%	Prime Hospitality, Inc. (NYSE: PDQ)
Total	230	$ 2,519,756	100%	

Guarantees provided to the Company from Marriott and Crestline are limited, in the case of 35 hotels to $48.3 million, and in the case of 19 hotels, to $31.2 million. These guarantees expire in 2005, or earlier if and when the related hotels reach negotiated net operating results levels. Other guarantees are unlimited as to amounts, and do not expire with the passage of time. These other guarantees are subject to release when the related hotels reach negotiated annual net operating results levels, except that if the 18 Homestead hotels reach their negotiated annual net operating results for three years, the guarantee from BRE/Homestead Village LLC may only be released if additional cash or a letter of credit is posted with the Company.

Each of the Company's hotels is combined as a part of a single lease or operating agreement, as outlined in the above table. During a portion of 2001, 16 hotels in the 35 hotel combination operated by Marriott began to be leased by the Company's taxable REIT subsidiary, but remained operated by Marriott, under an arrangement which provides the Company with aggregate minimum rents and returns for all 35 hotels of $48.3 million per annum. The aggregate net operating results of all 35 hotels were in excess of the aggregate minimum return to the Company during 2001 and no payments under the guarantee were due. However, the 16 hotels leased to the Company's taxable REIT subsidiary generated net operating results which were $1.9 million less than the minimum returns due to the Company. This amount has been reflected in the accompanying statement of income as a net reduction to hotel operating expenses.

During 2001, 2000 and 1999 total hotel sales for each group of properties reflected above were in excess of the aggregate of total hotel expenses and minimum rent or returns due to and paid to the Company except in the case of 24 hotels leased to a subsidiary of Prime. Shortfalls representing 3.1%, 2.3% and 3.0% of total 2001, 2000 and 1999 total revenue were paid to the Company as and when due by this tenant or its affiliates.

(dollars in thousands, except per share data)

9. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

	2001			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$ 66,173	$ 70,139	$ 83,188	$ 84,377
Net income available for common shareholders	28,307	29,647	31,493	35,385
Net income available for common shareholders per share [1]	.50	.52	.52	.57
Distributions per common share [2]	.70	.71	.71	.71

	2000			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$ 62,177	$ 63,639	$ 65,824	$ 71,383
Net income available for common shareholders	27,753	28,524	28,659	34,211
Net income available for common shareholders per share [1]	.49	.51	.51	.61
Distributions per common share [2]	.69	.69	.70	.70

(1) The sum of per common share amounts for the four quarters differs from annual per share amounts due to the required method of computing weighted average number of shares in interim periods and rounding.

(2) Amounts represent distributions declared with respect to the periods shown.

Corporate Information

EXECUTIVE OFFICES
Hospitality Properties Trust
400 Centre Street
Newton, Massachusetts 02458
(617) 964-8389
www.hptreit.com

OFFICERS
John G. Murray
President,
Chief Operating Officer
and Secretary
Thomas M. O'Brien
Treasurer and
Chief Financial Officer
Ethan S. Bornstein
Vice President

MANAGING TRUSTEES
Gerard M. Martin
Managing Trustee of HPT, Director
of REIT Management & Research LLC
Newton, Massachusetts
Barry M. Portnoy
Managing Trustee of HPT, Chairman
of REIT Management & Research LLC
Newton, Massachusetts

INDEPENDENT TRUSTEES
John L. Harrington*
Executive Director and Trustee
Yawkey Foundation
Dedham, Massachusetts
Arthur G. Koumantzelis*
President and Chief Executive Officer
Gainesborough Investments LLC
Lexington, Massachusetts
William J. Sheehan*
Executive Vice President, Finance
Ian Schrager Hotels LLC
New York, New York

Audit Committee Member

INVESTMENT MANAGER
REIT Management & Research LLC
400 Centre Street
Newton, Massachusetts 02458

INDEPENDENT PUBLIC ACCOUNTANTS
Arthur Andersen LLP
8000 Towers Crescent Drive
Vienna, Virginia 22182
(703) 962-2100

COUNSEL
Sullivan & Worcester LLP
One Post Office Square
Boston, Massachusetts 02109

STOCK TRANSFER AGENT AND REGISTRAR
EquiServe Trust Company, N.A.
P.O. Box 43011
Providence, Rhode Island 02940-3011
(800) 426-5523
www.equiserve.com

SENIOR NOTES TRUSTEE AND REGISTRAR
State Street Bank and Trust Company
2 Avenue de LaFayette
P.O. Box 778
Boston, Massachusetts 02102

ANNUAL MEETING
The Annual Meeting of Shareholders will be held on Tuesday, May 7, 2002, 11:30 A.M. at the Sheraton Newton Hotel, 320 Washington Street, Newton, MA 02458. All shareholders are invited to attend.

AVAILABLE INFORMATION
A copy of the Hospitality Properties Trust 2001 Annual Report on Form 10-K, including the financial statements and schedules (excluding exhibits), as filed with the Securities and Exchange Commission, can be obtained without charge through our website at www.hptreit.com or by writing to Investor Relations at the executive offices address.

STOCK MARKET DATA
The Company's Common Shares of Beneficial Interest are traded on the New York Stock Exchange under the symbol HPT. The following table sets forth for the periods indicated the high and low closing prices of Common Shares in 2000 and 2001 as reported on the Composite Tape:

Quarter Ended	High	Low
March 31, 2000	$ 21.13	$ 18.56
June 30, 2000	24.94	20.38
September 30, 2000	25.25	23.25
December 31, 2000	23.25	20.56
March 31, 2001	$ 26.96	$ 22.75
June 30, 2001	29.65	25.35
September 30, 2001	29.40	20.95
December 31, 2001	30.00	24.35

As of March 20, 2002, there were 1,173 holders of record of Common Shares and the Company estimates that as of such date there were in excess of 69,000 beneficial owners of Common Shares.

The closing price for Common Shares as reported on the Composite Tape on March 20, 2002, was $33.80.

DIVIDEND REINVESTMENT AND CASH PURCHASE PLAN
Hospitality Properties Trust offers its shareholders the opportunity to increase their investment in the Company through a Dividend Reinvestment and Cash Purchase Plan. This plan, administered by the stock transfer agent and registrar, EquiServe Trust Company, N.A., allows shareholders to reinvest their dividends and make additional cash payments to purchase common shares without paying service charges or commissions. For more information concerning the plan, please contact EquiServe Trust Company, N.A. at (800) 426-5523 or contact the Company.


HPT
HOSPITALITY
PROPERTIES TRUST

400 Centre Street, Newton Massachusetts 02458-2076 (617) 964-8389